                         THE ELDER-BEERMAN STORES CORP.

                              [ELDER-BEERMAN LOGO]

                                3155 El-Bee Road
                               Dayton, Ohio 45439

                                                              September 23, 2003

Dear Shareholders:

     We are pleased to inform you that The Elder-Beerman Stores Corp. (the "Company") has entered into a merger agreement with The Bon-Ton Stores, Inc. ("Bon-Ton") and Elder Acquisition Corp. ("Purchaser"), a newly formed corporation and an indirect wholly owned subsidiary of Bon-Ton. Pursuant to the merger agreement, Purchaser has commenced a tender offer to purchase all of the Company's outstanding Common Shares for $8.00 per share in cash. If the tender offer is successful, Purchaser will thereafter be merged with and into the Company, with the Company surviving the merger and each of our Common Shares then-outstanding (other than shares held by shareholders who properly exercise dissenters' rights under Ohio law) being cancelled and converted into the right to receive $8.00 per share in cash. The tender offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the tender offer at least two-thirds of the Company's outstanding Common Shares on a fully diluted basis and Bon-Ton having available to it proceeds under new debt and equity financings sufficient to complete the tender offer and the merger. Bon-Ton has obtained commitment letters, which are subject to a number of conditions, for the debt and equity financings that it needs to complete the tender offer and the merger.

     THE BOARD OF DIRECTORS OF THE COMPANY, THROUGH THE UNANIMOUS VOTE OF ITS INDEPENDENT MEMBERS (WITH ONE DIRECTOR ABSENT), HAS DETERMINED THAT THE MERGER AGREEMENT, PURCHASER'S TENDER OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND OUR SHAREHOLDERS, APPROVED THE MERGER AGREEMENT, PURCHASER'S TENDER OFFER AND THE MERGER, AND RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES IN THE TENDER OFFER.

     The Board of Directors, in deciding to approve the merger agreement and recommend that shareholders accept the tender offer and tender their shares in the tender offer, considered a number of factors. These factors are discussed in the attached Schedule 14D-9 under "Item 4. The Solicitation or Recommendation - Reasons for the Recommendation of Our Board of Directors."

     Enclosed are Purchaser's Offer to Purchase, dated September 23, 2003, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The attached Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and recommendation, and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          Sincerely,

                                          Steven C. Mason
                                          Chairman